Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

          August 13, 2013

Via EDGAR Submission

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mara L. Ransom Angie Kim Lilyanna Peyser

Re:	EveryWare Global, Inc. Registration Statement on Form S-3 Originally filed June 17, 2013 (SEC File No. 333-189373)

Ladies and Gentlemen:

EveryWare Global, Inc., a Delaware corporation (the “Registrant”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (File No. 333-189373) (the “Registration Statement”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter dated August 6, 2013 from Mara L. Ransom of the Staff (the “Staff”) of the Commission to John K. Sheppard, Chief Executive Officer of the Registrant, with respect to the Registration Statement. The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. The Registrant’s responses are as follows:

General

1.	We note your response to comment 2 in our letter dated July 12, 2013. Based on the size of the offering relative to the number of shares outstanding held by non-affiliates, the selling shareholders’ relationships to the issuer and the length of time the selling shareholders have held their shares received in conjunction with the Business

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

August 13, 2013

Combination, it continues to appear that the securities registered are being offered by or on behalf of the registrant and that you should revise your registration statement accordingly. If you continue to disagree, please clarify your statement that “[t]he Merger Shares were acquired in connection with the Business Combination rather than a capital raising transaction and represent a continuation of a longstanding interest in the business and remain subject to lock-up restrictions that delay the selling stockholders’ ability to dispose of these shares for a substantial period of time following the Business Combination absent a release of the contractual restrictions governing such securities.” In this regard, please clarify how:

•	acquisition of the Mergers Shares in connection with the Business Combination rather than a capital raising transaction reflects a continued longstanding interest in the business; and

•	the lock-up restrictions can delay the selling shareholders’ ability to dispose of these shares given that the Merger Shares and Private Placement Shares may be released from lock-up restrictions with, among other things, the consent of the Audit Committee.

We may have further comments after reviewing your response.

Response:

In response to the Staff’s request to clarify the statement made in our letter dated July 23, 2013 that “[t]he Merger Shares were acquired in connection with the Business Combination rather than a capital raising transaction and represent a continuation of a longstanding interest in the business,” the Registrant is providing additional background information regarding the manner in which certain of the selling stockholders acquired their interest in the Registrant’s business.

ROI Acquisition Corp. (“ROI”) was formed as a blank check company in September 2011 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On May 21, 2013, ROI completed a business combination (the “Business Combination”) with EveryWare Global, Inc. (now known as EveryWare, LLC) (“Former EveryWare”). Former EveryWare Global was an operating business at the time of the Business Combination and the Registrant’s current operations are those of Former EveryWare. As part of the Business Combination, Former EveryWare became a wholly-owned subsidiary of ROI and ROI changed its name to EveryWare Global, Inc. Prior to the Business Combination, the Company had no assets other than cash held in trust.

Securities and Exchange Commission

August 13, 2013

In exchange for their equity interests in Former EveryWare, the equityholders of Former EveryWare received shares of the Registrant’s common stock (the “Merger Shares”) and cash. The Merger Shares represented 71.2% of the total outstanding shares of the Registrant immediately following the Business Combination and represented an ongoing investment by the equityholders of Former EveryWare in the business of Former EveryWare. The Registrant did not receive any cash proceeds from the issuance of the Merger Shares.

The Company notes that for accounting purposes, the Business Combination is treated as a recapitalization of Former EveryWare because the equityholders of Former EveryWare obtained effective control of ROI, there is no change in control because Former EveryWare’s operations comprise the ongoing operations of the combined entity, Former EveryWare’s senior management became the senior management of the combined entity, and Former EveryWare’s equityholders continued to own a majority voting interest in the combined entity and are able to elect a majority of the combined entity’s board of directors. The Merger Shares in substance represent the Former EveryWare’s continuing investment in EveryWare Global, Inc.’s business rather than a new investment.

Monomoy Capital Partners, L.P. (“MCP”), one of the selling stockholders, acquired the assets and certain liabilities of the Anchor Glass (“Anchor Glass”) business for a net purchase price of $69.5 million in April 2007. In November 2011, Monomoy Capital Partners II, L.P. (“MCP II”), another one of the selling stockholders, acquired the capital stock of Oneida Ltd. (“Oneida”) in a reverse subsidiary merger transaction for cash consideration of $5.8 million and assumption of $65.4 million in debt. In March 2012, the businesses of Anchor Glass and Oneida were combined and those businesses continued as subsidiaries of Former EveryWare, which was a holding company. That transaction was accounted for as a combination of entities under common control. As a result of that transaction, the MCP funds became the principal stockholders of Former EveryWare, which held the Anchor Glass and Oneida businesses that had been under the MCP funds’ control since 2007 and 2011, respectively.

Although the equityholders of Former EveryWare received newly issued shares of the Registrant’s common stock in the Business Combination, those shares were not issued to raise capital and should not be considered a new investment in the business. These stockholders invested in the Anchor Glass and Oneida businesses that became Former EveryWare long before the Business Combination (2007 and 2011, respectively), and the Registrant’s ongoing operations following the Business Combination are the continuation of the Anchor Glass and Oneida businesses of Former EveryWare. The Registrant is, in essence, a continuation of Former EveryWare under a new capital structure, and the former stockholders of Former EveryWare are continuing their investment through their ownership of the Merger Shares. For these reasons, the Registrant believes that the acquisition of the Merger Shares in connection with the Business Combination reflects a continued longstanding interest in the business, rather than a capital raising transaction.

Securities and Exchange Commission

August 13, 2013

In response to the Staff’s comment to clarify how the lock-up restrictions can delay the selling shareholders’ ability to dispose of the Merger Shares and Private Placement Shares given that these shares may be released from lock-up restrictions with, among other things, the consent of the Audit Committee, the Registrant wishes to supplement its discussion of the lock-up restriction as follows. As described in our letter dated July 23, 2013, the Merger Shares and the Private Placement Shares are subject to a lock-up that restricts the transfer of those Shares until November 17, 2013 (180 days following the Closing Date or the “Merger Lock-up Period”), except that those shares will be released earlier if the last sales price of the common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period commencing at least 90 days after the Closing Date. Thus, the Merger Lock-up Period may potentially expire pursuant to its terms as soon as 90 calendar days plus 20 trading days after the Closing Date (or September 18, 2013), if the specified trading price target is met. As of the date of this letter, the Merger Shares and the Private Placement Shares have been subject to the lock-up for 83 days. The Registrant respectfully submits that this 83 day period has already delayed the selling stockholder’s ability to dispose of the Merger Shares and the Private Placement Shares.

While the Registrant does not believe that the amount of shares being registered alone is determinative of whether an offering is a disguised primary offering or a valid secondary offering, the Registrant acknowledges the Staff’s concern regarding the amount of shares to be offered by the selling stockholders and has reduced the amount of shares to be offered by the selling stockholders pursuant to the initial filing of the Registration Statement from 21,313,334 shares to 6,500,000 shares, as reflected in Amendment No. 2 filed concurrently with this letter. This number represents approximately 29.5% of the total common stock presently outstanding.

As of August 9, 2013, the Registrant had 22,045,373 shares of common stock outstanding, of which the Registrant believes approximately 3,278,874 shares were held by non-affiliates of the Registrant (the “public float”). The Registrant believes that it is appropriate to include the shares underlying the Registrant’s public warrants for purposes of evaluating the size of the proposed offering relative to the number of shares held by non-affiliates. As of August 9, 2013, the Registrant had 7,500,000 public warrants outstanding, of which the Registrant believes approximately 6,942,816 warrants were

Securities and Exchange Commission

August 13, 2013

held by non-affiliates of the Registrant. Each warrant is currently exercisable for 1/2 of a share of common stock and is currently “in-the-money,” because the strike price of the warrants is $6.00 for 1/2 of a share, and the closing price of common stock on August 9, 2013 was $12.88. If all of the “in-the-money” warrants held by non-affiliates of the Registrant were exercised, then the number of shares held by non-affiliates would increase by 3,471,408 shares to a total of 6,750,382 shares, thereby dramatically increasing the Registrant’s public float. The Registrant believes that the shares underlying the public warrants should be included in its calculation of public float because the warrants are currently “in-the-money” and their exercise would result in economic gain to a warrantholder. Furthermore, since the value of the warrants is derived from the value of the common stock, the public warrantholders represent a significant portion of the investors who follow the Registrant and have a publicly tradeable economic interest in the Registrant. As noted in SEC Release No. 33-8878, Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3 (2007), “Public float has for many years been used as an approximate measure of a stock’s market following and, consequently, the degree of efficiency with which the market absorbs information and reflects it in the price of a security.” The Registrant respectfully submits that because the warrantholders may become stockholders by exercising at any time, the Registrant’s market following comprises both its public stockholders and its public warrantholders. Assuming exercise of the public warrants held by non-affiliates, the 6,500,000 shares being registered for sale by the selling stockholders under Amendment No. 2 would equal 96.3% of the outstanding common stock held by non-affiliates (including shares underlying warrants presently held by non-affiliates).

Based on the foregoing, and the analysis and all of the factors set forth in our letter dated July 23, 2013, the Registrant believes that the proposed offering is properly characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) and is not a primary offering on behalf of the Registrant.

Incorporation of Certain Information by Reference, page 43

2.	With respect to the Form 8-K filed on June 18, 2013, please revise to correct the reference to Item 5.01.

Securities and Exchange Commission

August 13, 2013

Response:

The Registrant has revised the disclosure in response to the Staff’s comment. Please see page 43 of the Amendment.

*     *     *     *     *

Securities and Exchange Commission

August 13, 2013

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Mr. John K. Sheppard, Chief Executive Officer, EveryWare Global, Inc. Ms. Kerri Cárdenas Love, Senior Vice President, General Counsel and Secretary, EveryWare Global, Inc.